Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On September 14, 2000, NiSource distributed a "New Direction" newsletter to employees of NiSource and Columbia. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.

                 Text of "New Direction" Employee Newsletter
                             September 14, 2000

   NEW DIRECTION
   September 14, 2000                                       Vol. 1 No. 13
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   Spotlight on Pat Mulchay - See Page 2

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   ZIMMERMAN NAMED HR OFFICER

   LaNette Zimmerman will be the chief human resources officer for the new NiSource, Chairman Gary Neale announced this week.

   Zimmerman has been serving as NiSource's interim vice president of Human Resources since May. She previously was senior vice president of Human Resources at Chicago Title and Trust Company.

   Zimmerman will report to Neale in the new organization.

   FAZIO NAMES LEGAL POSITIONS

   NiSource General Counsel Peter Fazio has named the following attorneys to inside legal leadership roles for the new NiSource. These positions report to Fazio. They are:

   *    Mary Pat Wilson, General Counsel for Pipeline Operations;
   *    Andrew J. Sonderman, General Counsel, Energy Distribution;
   *    Neal Pierce, General Counsel, Columbia Energy Resources; and
   * Stephen Melton, Associate General Counsel for NiSource Inc. for federal regulatory matters.

   Also supporting Pipeline Operations and reporting to Wilson are:

   *    Sharon O. Flannery, Assistant General Counsel,
        Operations/Litigation/Human Resources; and
   * Kurt Krieger, Assistant General Counsel, Regulatory/Commercial/ Environmental.

   Supporting the Energy Distribution segment and reporting to Sonderman are:

   *    Marjorie Brant, General Counsel, with responsibility for Ohio and
        Kentucky;





   *    William MacGillivray, General Counsel, responsible for
        Massachusetts, New Hampshire and Maine; and
   *    Kenneth W. Christman, General Counsel, responsible for
        Pennsylvania, Virginia and Maryland.

   In addition to these in-house staff positions providing legal services to the business segments, Fazio is developing a roster of Schiff Hardin and Waite and other attorneys who, as outside counsel, will provide various legal services for the corporation.

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   Inside This Issue

   Meet Pat Mulchay  . . . . . . . . . . . . . . . . . . . . . . .  Pg. 2
   Staffing process update . . . . . . . . . . . . . . . . . . . .  Pg. 4
   NiSource/Columbia Energy Group offer CEG shareholders
   election of stock . . . . . . . . . . . . . . . . . . . . . . .  Pg. 4
   **********************************************************************

   SPOTLIGHT ON PAT MULCHAY

   Merchant Company leader driving change to a "market mindset"

   In his new role as president of the Merchant Company, Pat Mulchay is at the heart of the company's optionality strategy. He is leading the change to a "market mindset" more aligned with the demands of today's energy consumer and opportunities emerging in the marketplace.

   Mulchay shared his vision for the Merchant Company and his business philosophy with a reporter for New Direction. Our questions and his answers follow.

   WHAT PARTS OF NISOURCE AND COLUMBIA ARE COMING TOGETHER TO FORM THE MERCHANT COMPANY, AND HOW DO THEY FIT TOGETHER?

   The Merchant Company is an internal combination of assets and activities that can be aligned and coordinated with the evolving marketplace to create additional value.

   The Merchant Company consists of Columbia Natural Resources, which is the exploration and production business. We also have Northern Indiana Public Service Company's (NIPSCO) generation, which includes 3,400 megawatts of mostly coal-fired electric generation. In addition, we have the gas supply operations for all of the local distribution companies (LDCs) in the combined NiSource and Columbia systems. Also in the Merchant Company is the unregulated marketing company, TPC, located in Houston, Texas, whose business is principally managing the gas supply requirements for a portfolio of non-associated customers. TPC is able to monetize and create additional value from optimized utilization of these assets.

   The common theme is found in the term "merchant." Merchant implies market. With the evolution of deregulation comes the development of the associated markets in which there are now opportunities to employ the combined assets of Columbia and NiSource in alignment with this changing marketplace to create value.





   WHY IS PART OF NIPSCO IN THE MERCHANT COMPANY AND PART IN THE
   DISTRIBUTION SEGMENT?

   The utility of yesterday was essentially an integrated entity, especially on the electric side, with production, transmission and distribution residing in one entity located within one regulatory boundary area. This entity was under the jurisdiction of state and federal regulatory bodies whose role was to approximate competition and ensure fairness to the customer. And that was a model that worked very effectively for many, many years.

   Today we're seeing alternatives to that model predicated by the presence of new technology and the development of new markets. The underlying driver is the belief that market dynamics can create greater efficiency and value than the regulatory model can. Market dynamics provide customers with choice, and when a customer has choice, there is competition that attracts new providers, increases efficiency and leads to a cost reflecting the overall market value of the product. That means that yesterday's utility company has to embrace these changes to become tomorrow's successful energy provider.

   DEFINE OPTIONALITY FOR OUR EMPLOYEES.

   Optionality is nothing more or less than choice. It's a choice to employ an asset in a market-based, coordinated fashion. The growing marketplace gives us additional options for the employment of those assets and therefore provides an opportunity to create optimal value.

   WHAT WILL BE THE GREATEST CHALLENGES FOR THE MERCHANT COMPANY?

   One of the greatest challenges is to develop the market mindset within the organization. With the exception of TPC, all of these assets come from a regulated background where there was not an active marketplace that provided options and choices. So I think moving our organization to a mindset that matches the market expectations will be a big challenge.

   WHAT WILL BE YOUR PRIORITIES FOR THE MERCHANT COMPANY?

   Our first priority is the continuation of reliable, competitive delivery of gas and electric energy to our customers. We will ensure that the process of integrating these two companies does not disrupt what has been very dependable service to customers of NiSource and Columbia.

   Another priority is to begin the process of developing the methodology for evaluating and assessing the consolidated assets, and identifying opportunities to align these assets with the marketplace to extract incremental value. In the long run, our highest priority is to grow and to develop and be a successful participant in the marketplace as well as a valued contributor to the NiSource strategy for success.





   HOW WILL YOU DEFINE SUCCESS OF THE MERCHANT COMPANY?

   We'll define success by the incremental value that we create. There's a potential value embedded in our assets that can be captured in the rapidly evolving marketplace.

   WHAT ASPECTS OF THIS NEW ROLE EXCITE YOU THE MOST?

   The challenge. This role, and the Merchant Company, are tied to the changes in the marketplace and to new opportunities. That's very exciting.

   HOW HAS YOUR EXPERIENCE AT NIPSCO PREPARED YOU FOR THIS NEW STEP IN YOUR CAREER?

   I have had the opportunity to serve in very diverse functions throughout my career at NIPSCO. I'm well-grounded in the utility business. I've been here through the evolution of deregulation on the gas side and now on the electric side, and I've seen the markets develop. I'm fascinated with the marketplace and the opportunities that I think are there. There's value to understanding the new marketplace by understanding the old marketplace. I understand from where we came, and I'm excited about what's out there for the future.

   WHAT'S THE BEST ADVICE YOU'VE EVER RECEIVED?

   I've had a lot of good mentors, and one phrase I always remember is, "You can if you think you can."

   Also, some wise sage once said there's nothing in the world that can not be accomplished as long as it doesn't matter who gets credit for it, which for me defines the importance of teamwork.

   WHAT IS ONE TIP FOR SUCCESS YOU OFFER TO PEOPLE?

   Take a chance.

   *********************************************************************
   MEET PAT MULCHAY

   Pat Mulchay began working for Northern Indiana Public Service Company (NIPSCO) in 1962 as a laborer in his native Michigan City, Ind. He has worked in just about every aspect of the electric and natural gas businesses during his 38-year career with NiSource, including engineering, construction, operations, energy distribution and training. Currently he is president and chief operating officer of NIPSCO and executive vice president of NiSource.

   Mulchay earned his associate's degree in electrical engineering, a bachelor's degree in management from Purdue University and a master's degree in business administration from the University of Notre Dame.

   Mulchay's office will be at NiSource's headquarters in Merrillville, Ind. He and his wife, Jackie, reside in Chesterton, Ind., and are the parents of one son.
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   MANAGEMENT ANNOUNCEMENTS TO BE MADE AVAILABLE VIA INTRANET

   The next levels of leadership named to corporate, Business Services and business unit positions will be listed on the Project Compass intranet site as they are finalized. Some announcements will be made this week. The site is updated as information becomes available, so check back frequently.

   STAFFING PROCESS UPDATE

   More than 1,800 NiSource and Columbia employees indicated their interest in being considered for positions within functions using the Project Compass staffing process.

   "We are pleased with the number of employees who took the time to let us know their interests. This will help us meet the challenge we face in staffing our organizations over the next couple of weeks," said Steve Smith, Project Compass co-leader and president of Business Services in the new NiSource.

   The information submitted on the Employee Data and Interest Form and Employee Assessment Form will be shared with hiring managers. They will be charged with staffing their organizations by reviewing the information from the two forms and other existing employee data.

   Throughout the staffing process, human resources professionals will work with hiring managers. The Employee Transition Team will coordinate information across the companies that comprise the new NiSource.

   Staffing decisions for non-management positions will be communicated beginning in early October.

   NISOURCE/COLUMBIA ENERGY GROUP OFFER CEG SHAREHOLDERS ELECTION OF
   STOCK

   MERGER TARGETED FOR COMPLETION IN LATE OCTOBER

   NiSource Inc. and Columbia Energy Group announced on Tuesday that Columbia shareholders are being asked to elect whether they want to receive stock of New NiSource Inc. in exchange for their Columbia shares under the terms of the merger with NiSource.

   A package explaining the election process was mailed to Columbia shareholders earlier this week. Shareholders wishing to receive New NiSource stock in the merger must submit their completed election forms and stock certificates in time to be received by the exchange agent, ChaseMellon Shareholder Services, L.L.C., no later than 5 p.m. Eastern Time on the second business day before the merger becomes effective.

   The companies said they currently anticipate that the merger will become effective in late October 2000, subject to meeting the conditions to closing.





   When the effective date and the election deadline are known, they will be announced in a press release, on the NiSource and Columbia Web sites and in a filing with the Securities and Exchange Commission. That information also will be posted on the Project Compass intranet site.

   Once the election deadline is determined, there will be only a brief period of time for Columbia shareholders to submit the necessary paperwork. Therefore, the companies are encouraging shareholders who elect to receive New NiSource stock to promptly submit their Stock Election Form and Columbia share certificates.

   Under the terms of the merger agreement, Columbia shareholders who do not elect stock will receive a combination of cash and New NiSource SAILS (Stock Appreciation Income Linked Securities) units consisting of a zero coupon debt security and a forward equity contract.

   Elections are subject to proration if Columbia shareholders elect stock for more than 30 percent of the total outstanding Columbia common shares. The right to elect stock is conditioned on Columbia shareholders electing stock for at least 10 percent of the outstanding Columbia shares.

   Shareholders are asked to review the stock election materials that were mailed, including answers to frequently asked questions, for details. Those FAQs are posted under the Questions link on the Project Compass intranet site. Shareholders are asked to contact ChaseMellon Shareholder Services at (800) 685-4258 with additional questions.

   Employees holding Columbia shares through an employee savings plan will receive additional information from the administrators of the plan.

   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this publication. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.

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                            Questions, Comments?
     New Direction is published by Project Compass for all NiSource and
        Columbia employees.  We welcome your comments and questions.
               Give us a call at 877-236-2242 or e-mail us at
                         newdirection@nisource.com.
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